#AB 3/12

14047275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

SEC FILE NUMBER
8- 39904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLI INVESTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE JERICHO PLAZA - SUITE 201
(No. and Street)

JERICHO (City) NEW YORK (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. JUCHEM (516) 935-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERDON LLP
(Name – *if individual, state last, first, middle name*)

ONE JERICHO PLAZA (Address) JERICHO (City) NEW YORK (State) 11753 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/12/14

OATH OR AFFIRMATION

I, STEPHEN J. JUCHEM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLI INVESTORS, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. V.P. & CFO

Title

Notary Public

JO-ANNE BROCCOLO
Notary Public, State of New York
No. 4938754
Qualified in Queens County
Cert. Filed in Nassau County
Commission Expires July 25, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (under separate cover)
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
FLI Investors, LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of FLI Investors, LLC (the "Company") as of December 31, 2013, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Berdon LLP
CPAs and Advisors

IAPA A global association of independent accounting firms and groups - IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 21, 2014

FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	115,036
Furniture and fixtures - at cost (net of accumulated depreciation of $121,580)		103,492
Investments in partnerships		-
	$	218,528

LIABILITIES AND MEMBERS' DEFICIT

Liabilities and accrued expenses	$	10,107
Former member subordinated loan payable		219,697
Members' deficit		(11,276)
	$	218,528

The accompanying notes to statement of financial condition are an integral part of this statement.

FLI INVESTORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

On August 16, 2012, First Long Island Investors, LLC changed its name to FLI Investors, LLC (the "Company"). The Company was organized on August 1, 1998, under Delaware state law. The Company was a financial services firm rendering both investment management and advisory services and was registered with the United States Securities and Exchange Commission (the "SEC") as an investment advisor under the Investment Advisors Act of 1940, as amended. In addition, the Company was also registered as a broker/dealer with the SEC and was a member of the Financial Industry Regulatory Authority ("FINRA"). On October 1, 2012, the Company amended its registration with the SEC and its membership with FINRA to reflect that it is now only a financial services firm, rendering brokerage services as a broker/dealer. The Company's customers through various third party entities are primarily high net worth individuals domiciled in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Investment in Partnerships

The Company has an equity interest in several limited partnerships, which are recorded at fair value. The Company was not required to make capital contributions into any of the partnerships and receives distributions only if the limited partners achieve certain returns. Accordingly, there were no distributions in 2013.

(b) Furniture and Fixtures

Furniture and fixtures is stated at cost. Depreciation is computed, using the straight-line method over the estimated useful lives of the assets, which ranges from five to seven years.

(c) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

Accounting principles generally accepted in the United States of America ("GAAP") requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements. The Company's federal and state income tax returns for the years after 2009 remain subject to examination by the taxing authorities.

(d) Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) Subsequent Events

The Company has evaluated subsequent events after December 31, 2013 through February 21, 2014, the date that the financial statements were considered available to be issued.

NOTE 3 - FAIR VALUE MEASUREMENT

GAAP defines fair value, establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the entity has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or the liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Investments in partnerships have been determined to be a Level 3 asset. They are primarily investments in investment partnerships that invest in illiquid operating real estate or real estate development projects that are not anticipated to generate any return to the Company. Accordingly these investments have been valued at zero and there has been no change in the value from the prior year.

On certain investments where the Company has no capital or profits interest, fair market value has been estimated by management at zero. On other investments held by the Company, fair market value has been based on comparable sales values and appraisals. These valuation methods have been consistently applied.

NOTE 4 - FORMER MEMBER SUBORDINATED LOAN PAYABLE

On December 11, 2012, in connection with the purchase by the Company of a member's interest, the Company entered into a subordinated loan agreement with the former member, for $219,697, bearing interest at prime. The terms of the loan call for three equal annual installments of $73,232, plus interest thereon, which commenced on January 1, 2014.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Prior written approval by FINRA is required before any repayment of this subordinated loan can be made. Unsecured advances to the former member during the term of the agreement are not permitted.

NOTE 5 - RETIREMENT PLAN

The Company maintained a defined contribution simplified plan under Section 401(k) of the IRC. All full-time employees were eligible for voluntary participation upon employment. Under this plan, employees could contribute any amount of their base pay, subject to IRC limitations. The Company did not match the employees' contributions.

The Company also maintained a profit sharing plan. Contributions to this plan were discretionary and were determined by the Company's management. A portion of the contributions were invested in the FLI Select Equity Fund L.P. and FLI Partners Fund, funds managed by the Company, and a portion was held in interest-bearing cash accounts which was managed by the Company.

The Company no longer maintains or contributes to the above two plans. As of January 1, 2013, plan sponsorship of both plans was assumed by First Long Island Investors, LLC ("Investors"), a related party, formed on August 21, 2012 and registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940, as amended.

NOTE 6 - COMMITMENTS

The Company is obligated under noncancelable operating leases for the rental of office space, office equipment and automobiles. Generally, leases covering office space include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes.

Future minimum rental payments required to be paid under these leases are as follows:

Year Ending December 31,	Amount
2014	392,995
2015	120,462
2016	2,440
	$ 515,897

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company receives management fees from an entity in which it has ownership interests and certain entities related to the Company by common ownership.

The Company has a cost sharing agreement with a related party.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2013, the Company had net capital of $104,929, which was $99,929 in excess of its required net capital. The Company's net capital ratio was .10 to 1.